Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 11

DATED MARCH 11, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 11 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 11 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 10 dated March 7, 2005, Supplement No. 9 dated February 28, 2005, Supplement No. 8 dated February 18, 2005, Supplement No. 7 dated February 16, 2005, Supplement No. 6 dated February 8, 2005, Supplement No. 5 dated February 1, 2005, Supplement No. 4 dated January 25, 2005, Supplement No. 3 dated January 11, 2005, Supplement No. 2 dated January 4, 2005, Supplement No. 1 dated December 29, 2004, and our prospectus dated December 21, 2004, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since March 7, 2005, the date of our last supplement. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
	Year	Date	Approx. Acquisition Costs, Including	Gross Leasable Area	Physical Occupancy as of 03/01/05	No. of
Property	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Stateline Station 135th Street and Stateline Road Kansas City, MO	2003/2004	03/08/05	32,000,000	141,686	93	17	Linens 'N Things Cost Plus World Market Petco

High Ridge Crossing 1023 Crossroads Place High Ridge, MO	2004	03/08/05	13,200,000	76,857	100	7	Shop 'N Save Warehouse (Super Valu)
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of March 8, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,973,479	2,499,654,805	262,046,663	2,237,608,142

Our second offering dated December 21, 2004	9,349,213	93,492,135	12,109,791	81,382,344

Shares sold pursuant to our distribution reinvestment program	5,090,125	48,356,188	-	48,356,188

Shares repurchased pursuant to our share repurchase program	(152,203)	(1,407,877)	-	(1,407,877)

	264,280,614	2,640,295,251	274,156,454	2,366,138,797

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.